Exhibit (e)(1)
Information with Respect to Nominees
      The following table sets forth, as of the record date, certain information as to each of the nominees. Each nominee is a citizen of the United States.

			Director
Name and Address	Age	Principal Occupation	Since

Bennett S. LeBow	67	Chairman of the Board and Chief	December 1987
New Valley Corporation		Executive Officer of the Company
100 S.E. Second Street
Miami, FL 33131

Howard M. Lorber	56	President and Chief Operating	January 1991
New Valley Corporation		Officer of the Company
100 S.E. Second Street
Miami, FL 33131

Richard J. Lampen	51	Executive Vice President and	July 1996
New Valley Corporation		General Counsel of the Company
100 S.E. Second Street
Miami, FL 33131

Henry C. Beinstein	62	Partner, Gagnon Securities LLC	November 1994
Gagnon Securities LLC
1370 Avenue of the Americas
New York, NY 10022

Arnold I. Burns	75	Chairman, The QuanStar	November 1994
The QuanStar Group, LLC		Group LLC
75 Rockefeller Plaza
New York, NY 10019

Ronald J. Kramer	46	President, Wynn Resorts, Limited	November 1994
Wynn Resorts, Limited
3145 Las Vegas Blvd., South
Las Vegas, NV 89109

Barry W. Ridings	53	Managing Director,	November 1994
Lazard Frères & Co. LLC		Lazard Frères & Co. LLC
30 Rockefeller Plaza
New York, NY 10020

Victor M. Rivas	61	Retired President and Chief	October 1999
333 East 56th Street		Executive Officer of Ladenburg
New York, NY 10021		Thalmann Financial Services Inc.

      Bennett S. LeBow has been Chairman of the Board of the Company since January 1988 and Chief Executive Officer thereof since November 1994. Mr. LeBow has been the Chairman of the Board and Chief Executive Officer of Vector Group, a New York Stock Exchange-listed holding company and the majority stockholder of the Company, since June 1990 and a director of Vector Group since October 1986, and currently holds various positions with Vector Group’s subsidiaries, which are engaged in the manufacture and sale of cigarettes.
      Howard M. Lorber has been President and Chief Operating Officer of the Company since November 1994. Since January 2001, Mr. Lorber has served as President, Chief Operating Officer and a director of Vector Group. Mr. Lorber was Chairman of the Board of Hallman & Lorber Assoc., Inc., consultants and actuaries to qualified pension and profit sharing plans, and various of its affiliates from 1975 to December 2004 and has been a consultant to these entities since January 2005; a stockholder and a registered representative of Aegis Capital Corp., a broker-dealer and a member firm of the National Association of Securities Dealers, since 1984; Chairman of the Board of Directors since 1990 and Chief Executive Officer since

November 1993 of Nathan’s Famous, Inc., a chain of fast food restaurants; a consultant to Vector Group and its subsidiaries from January 1994 to January 2001; a director of United Capital Corp., a real estate investment and diversified manufacturing company, since May 1991; and Chairman of the Board of Ladenburg Thalmann Financial Services Inc. since May 2001. He is also a trustee of Long Island University.
      Richard J. Lampen has been Executive Vice President and General Counsel of the Company since October 1995 and serves as a director of New Valley. Since July 1996, Mr. Lampen has served as Executive Vice President of Vector Group and since November 1998 as President and Chief Executive Officer of CDSI Holdings Inc. Mr. Lampen is a director of CDSI and Ladenburg Thalmann Financial Services. From May 1992 to September 1995, Mr. Lampen was a partner at Steel Hector & Davis, a law firm located in Miami, Florida. From January 1991 to April 1992, Mr. Lampen was a Managing Director at Salomon Brothers Inc, an investment bank, and was an employee at Salomon Brothers Inc from 1986 to April 1992. Mr. Lampen has served as a director of a number of other companies, including U.S. Can Corporation, The International Bank of Miami, N.A. and Spec’s Music, Inc., as well as a court-appointed independent director of Trump Plaza Funding, Inc.
      Henry C. Beinstein has been a partner of Gagnon Securities LLC, a broker-dealer, since January 2005 and a money manager and registered representative of such firm since September 2002. He retired in August 2002 as the Executive Director of Schulte Roth & Zabel LLP, a New York-based law firm, a position he had held since August 1997. Before that, Mr. Beinstein had served as the Managing Director of Milbank, Tweed, Hadley & McCloy LLP, a New York-based law firm, commencing November 1995. Mr. Beinstein was the Executive Director of Proskauer Rose LLP, a New York-based law firm, from April 1985 through October 1995. Mr. Beinstein is a certified public accountant in New York and New Jersey and prior to joining Proskauer was a partner and National Director of Finance and Administration at Coopers & Lybrand. Mr. Beinstein has been a director of Ladenburg Thalmann Financial Services since May 2001 and a director of Vector Group since March 2004.
      Arnold I. Burns has been Chairman of The QuanStar Group, LLC, a strategic management company, since January 2004. He was a Managing Director at Natexis Bleichroeder, Inc., an investment bank, from February 1999 to December 2003. Mr. Burns was a partner of Proskauer Rose LLP from September 1988 to January 1999. Mr. Burns was Associate Attorney General of the United States in 1986 and Deputy Attorney General from 1986 to 1988.
      Ronald J. Kramer has been the President of Wynn Resorts, Limited, a resort casino and hotel development company, since April 2002. Mr. Kramer served as a Managing Director at Dresdner Kleinwort Wasserstein, Inc., an investment bank, from July 1999 to October 2001. Mr. Kramer was the Chairman of the Board and Chief Executive Officer of Ladenburg Thalmann & Co. Inc., a broker-dealer and investment bank, from December 1995 to July 1999. Until December 2001, Ladenburg Thalmann & Co. was an indirect subsidiary of the Company. Mr. Kramer currently serves as a director of Wynn Resorts, Limited, Griffon Corporation, Lakes Entertainment, Inc. and Monster Worldwide, Inc.
      Barry W. Ridings has been a Managing Director at Lazard Frères & Co. LLC, an investment bank, since July 1999. Mr. Ridings was a Managing Director of Deutsche Banc Alex. Brown, an investment bank, from March 1990 to June 1999. Mr. Ridings currently serves as a director of Siem Industries Inc.
      Victor M. Rivas retired in March 2004 as President and Chief Executive Officer of Ladenburg Thalmann Financial Services, a broker-dealer holding company, a position he held since May 2001. Mr. Rivas was affiliated with Ladenburg Thalmann & Co. Inc. from 1997 to March 2004 and was its Chairman and Chief Executive Officer from July 1999 to March 2004.
Board of Directors and Committees
      The Company is a “controlled company” as defined in Rule 4350(c)(5) of the NASDAQ Marketplace Rules because more that 50% of its voting power is held by Vector Group. Therefore, the Company is exempt from the requirements of Rule 4350(c) with respect to the Company having a majority of independent directors on the Board, the compensation and nominating committees being composed solely of independent directors, the compensation of the executive officers being determined by a majority of the independent directors or a compensation committee composed solely of independent directors, and director nominees being selected or recommended for the Board’s selection, either by a majority of the independent directors, or a nominating committee composed solely of independent directors.
      During 2004, the Board held four meetings. Each director attended at least 75% of the aggregate number of meetings of the Board and of each committee of which he was a member held during such period except for Mr. Kramer. To ensure free and open discussion and communication among the non-employee directors of the Board, the non-employee directors meet in executive session periodically, with no members of management present. During 2004, the executive committee (composed of Messrs. LeBow, as Chairman, Lorber and Burns) met informally, and the audit committee (composed of Messrs. Beinstein, as Chairman, Burns, Kramer and Ridings) met six times. The compensation committee (composed of Messrs. Beinstein, Burns, Kramer and Ridings) met twice. The stock plan committee (composed of Messrs. Beinstein and Ridings) did not meet.
      The executive committee exercises, in the intervals between meetings of the Board, all the powers of the board in the management and affairs of the Company, except for matters expressly reserved by law for board action.
      The audit committee oversees the Company’s financial statements, system of internal controls, and auditing, accounting and financial reporting processes; appoints, compensates, evaluates and, where appropriate, replaces the Company’s independent accountants; reviews annually the audit committee charter; and reviews and pre-approves audit and permissible non-audit services. See “Audit Committee Report”. The Board has determined that each member of the audit committee is an “independent director” in accordance with the NASDAQ Marketplace Rules and that Mr. Beinstein is an “audit committee financial expert” as defined by the rules of the Securities and Exchange Commission. In March 2004, the audit committee adopted a revised written charter, which was ratified by the Board in April 2004.
      The compensation committee reviews and approves management compensation matters.
      The stock plan committee administers the Company’s 2000 Long-Term Incentive Plan.
      The Company does not have a standing nominating committee at this time. As a controlled company, the Company is not required under the NASDAQ Marketplace Rules to have a standing nominating committee and the Board believes that it is not necessary or appropriate to have such a committee. Nominations of directors are made by the full Board, with the advice of the Company’s majority stockholder, Vector Group. Four of the eight members of the Board, Messrs. Beinstein, Burns, Kramer and Ridings, are “independent directors” in accordance with the NASDAQ Marketplace Rules. The Board will consider nominees recommended by stockholders, which nominations should be submitted by directing an appropriate letter and resume to the Secretary of the Company. Board members should have backgrounds or skills that when combined provide a portfolio of experience and knowledge that will serve the Company’s governance and strategic needs. If the Company were to receive recommendations of candidates from the Company’s stockholders, the Board would consider such recommendations in the same manner as all other candidates.
      The Company’s code of business conduct and ethics is available on the investor relations section of the Company’s website (www.newvalley.com).

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